UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April  2007

Commission File Number: 001-16829

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Ad-hoc Statement Pursuant to Section 15 of the German Securities Trading Act	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer exceeds consensus estimates for Q1 2007

Leverkusen, April 26, 2007

According to preliminary data, the Bayer Group generated sales of EUR 8.3 billion in the first quarter of 2007, representing a 23 percent increase over the figure of EUR 6,791 million for the prior-year period. Of the Group total, Bayer HealthCare accounted for EUR 3.6 billion, including EUR 1.4 billion in sales of Schering, Berlin, Germany. Bayer CropScience contributed EUR 1.8 billion, and Bayer MaterialScience EUR 2.6 billion, to Group sales.

EBITDA before special items advanced in the first quarter by 27 percent to EUR 2.0 billion, from EUR 1,564 million in Q1 2006. The largest earnings increase was achieved by the Bayer HealthCare subgroup, where underlying EBITDA roughly doubled from EUR 465 million in Q1 2006 to approximately EUR 950 million in the first quarter of 2007. Contributing to this increase were the acquisition of Schering, Berlin, Germany and the gratifying business trend in Consumer Health. Bayer CropScience raised underlying EBITDA by 6 percent to roughly EUR 580 million thanks largely to higher volumes and improved cost structures. As expected, earnings of Bayer MaterialScience were below the high level of the prior-year period, mainly in light of raw material cost increases of some EUR 140 million. However, underlying EBITDA of this subgroup, at over EUR 400 million, was well above the fourth quarter of 2006.

The operating result (EBIT) before special items rose in the first quarter by 17 percent to approximately EUR 1.4 billion, from EUR 1,177 million in the same quarter of 2006. After net special charges of EUR 200 million, EBIT came in at about EUR 1.2 billion, a clear 12 percent above the figure of EUR 1,049 million for Q1 2006. Including the gain of just under EUR 2.2 billion from the divestments of the diagnostics business and H.C. Starck and a non-operating result of about minus EUR 220 million, net income came to EUR 2.8 billion, compared with EUR 0.6 billion for the prior-year quarter.

Net debt was reduced in the first quarter by approximately EUR 4.8 billion to EUR 12.8 billion, due particularly to the proceeds from the two divestments.

In light of the successful start to 2007, Bayer confirms the positive outlook for the full year. At the present time the company is not altering the guidance it issued in March.

Bayer will provide further details on the first-quarter results in its interim report on May 8, 2007.

Contacts at Bayer AG, Investor Relations:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ilia Kürten (+49-214-30-35426)
Ute Menke (+49-214-30-33021)
Judith Nestmann (+49-214-30-66836)
Dr. Olaf Weber (+49-214-30-33567)

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT
(Registrant)
By:	/s/ DR. ALEXANDER ROSAR
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ DR. ROLAND HARTWIG
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

Date: April 26, 2007